UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated June 18, 2012.

Exhibit 99.1

Golar LNG Limited: Special General Meeting

Golar LNG Limited (the "Company") advises that a Special General Meeting of the Company was held on June 18, 2012 at noon at Fourth Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.  The following resolution was passed:

  To approve the delisting of the Company's Common Stock from the Oslo Stock Exchange ("OSE") and to authorize any Director and Officer of the Company to take all actions necessary, appropriate or advisable to delist the Common Stock from the OSE, including preparation, execution and delivery of applications, documents, forms and agreements with the OSE.

Hamilton, Bermuda

June 18, 2012

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: June 18, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer